AmerAlia, Inc.
3200 County Road 31 Rifle, CO 81650 Telephone: (720) 876 2373 Facsimile: (720) 876 2374

August 18, 2009

Mr. Chris White
Branch Chief
Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Attention:	Mr. Bob Carroll

Gentlemen,

Re:	AmerAlia, Inc.
Form 10-KSB for the year ended June 30, 2008
Form 10-Q for the Quarter ended September 30, 2008
File No. 0-15474

As a result of our conversations with the Staff in June 2009, we are resubmitting our response to Comment One in your letter to us dated February 20, 2009. For your convenience, the staff’s comment is included below.

Form 10-KSB for Fiscal Year Ended June 30, 2008

1.           Tell us why you should not be considered an investment company as defined in section 3(a)(1) of the Investment Company Act of 1940.  Provide us with any analysis and calculations necessary to support your position.  We may have further comment.

Response:

Background of Company Activities

AmerAlia (the “Company”), through Natural Soda Holdings, Inc. (“NSHI”) and Natural Soda, Inc. (“NSI”), has been engaged in the production and sale of sodium bicarbonate since 1989 when AmerAlia purchased an interest in a federal sodium lease in Rio Blanco County, Colorado (the “Rock School” lease, which remains undeveloped).  That lease is owned by NSHI.  AmerAlia has sought to strengthen its position in the sodium bicarbonate industry by renewing the Rock School lease with the BLM in 2001 for an additional ten years. In 2003 AmerAlia acquired the business operations of a company owning adjoining leases already in production (these are the leases which are currently in production). These operations are owned by NSI. In May 2007, Sentient USA Resources Fund, L.P. (“Sentient”) began investing in the Company, NSHI and NSI.  The Company’s ownership structure at different periods is discussed below.

As discussed in detail below, the Company does not believe that it is an investment company for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”).  The Company’s analysis with respect to specific exemptions under the 1940 Act for specific periods of time is discussed in detail below.  For your convenience, the changes in the corporate structure of the Company have been summarized below.

Overview of Corporate Structure

Prior to May 2007, the Company was the sole shareholder of NSHI, which in turn owned 100% of the outstanding common stock of NSI, as shown below.  NSI is an operating company that produces and sells sodium bicarbonate. NSI has several active mineral leases and owns a production facility in the Piceance Creek Basin area of Colorado.

In 2003, Sentient provided NSHI with short-term financing which was finalized in 2004.  In May 2007, Sentient converted a portion of the debt owed by NSHI into 53.5% of the equity interest in NSI.  In August 2007, Sentient purchased approximately 46% of the equity in AmerAlia from a major shareholder of AmerAlia, and also acquired additional debt obligations of AmerAlia from the same major shareholder.  These events resulted in the ownership structure shown below.

As part of a restructuring transaction in October 2008, (1) NSI became a wholly-owned subsidiary of NSHI, (2) the Company’s ownership in NSHI was reduced from 100% to 18% and Sentient converted its loans to NSHI into NSHI equity and (3) Sentient converted its loans to AmerAlia into additional common stock of AmerAlia.  This reorganization resulted in the ownership structure shown below.

Summary of 1940 Act Analysis

The Company believes that it is not an investment company and does not hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.  During the period of May 2007 through October 2008, the Company believes it satisfied the exemption provided by Rule 3a-1.  During the period after October 2008, the Company believes it should be able to rely on the exemption provided by Rule 3a-1 and intends to file an application for an order under Section 3(b)(2) to that effect. Prior to filing the application, and pending the disposition of that application, the Company believes it should be entitled to rely on the one year transitory investment company exemption provided by Rule 3a-2.

Detailed Analysis for Period from May 2007 through October 2008

Section 3(a)(1)(A)
Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.

The Company does not believe it fell into the above definition of investment company.  During the period, the Company did not hold itself out as being engaged primarily in, nor did it propose to engage primarily in, the business of investing, reinvesting, or trading in securities.  Rather, the Company, through its subsidiaries, produces and sells sodium bicarbonate.

Rule 3a-1
Rule 3a-1 of the 1940 Act provides that an issuer will not be deemed to be an investment company if: (a) no more than 45 percent1 of the value (as defined in section 2(a)(41) of the 1940 Act) of such issuer's total assets (exclusive of government securities and cash items) consists of, and no more than 45 percent of such issuer's net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than: . . . (4) securities issued by companies: (i) which are controlled2 primarily by such issuer; (ii) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies. As discussed below, the Company believes that NSI meets the definition of a subsidiary controlled primarily by the issuer pursuant to Rule 3a-1(4)(i). The application of this Rule is helped by analyzing several factors that were discussed in Tonopah Mining Co. of Nevada, (S.D.N.Y. 1981) which was referenced in the release promulgating the Rule.

Engaged in Non-Investment Company Business (the Tonopah Test)

In the SEC’s proposing release on Rule 3a-1, the SEC cited the five factor test in Tonopah Mining Co. of Nevada, (S.D.N.Y. 1981) in establishing guidelines to determine if a company is primarily engaged in a business other than that of investing, owning, holding or trading in securities.

The Tonopah Mining Company factors are: (1) a company’s historical development; (2) its public representation of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the sources of its present income.  Parts 1-3 of the Tonopah test are discussed below.  Analysis of the Company’s assets and income in Parts 4-5 are discussed below using the income and assets tests prescribed by Rule 3a-1 under the subheading “Income and Asset Tests” below, which we believe provides a more meaningful analysis of the Company’s assets and income.

Historical Development.  The Company was engaged in the production and sales of sodium bicarbonate since 1989 when the Company purchased an interest in a federal sodium lease in Rio Blanco County, Colorado (the “Rock School” lease, which remains undeveloped).  Since that time the Company sought to strengthen its position in the sodium bicarbonate industry by renewing the Rock School lease with the BLM in 2001 for a further ten years and aquiring the business operations of a company owning adjoining leases already in production (these are the leases which are currently in production).  The Company took significant steps to develop the sodium bicarbonate business of NSI including investing $1,459,598 in NSI’s cavities and $210,308 on plant and equipment during the year ended June 30, 2008.
____________________________

1 The percentages described are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.

2 Control” is defined in Section 2(a)(9) of the 1940 Act in relevant part as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company”. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Public Representations of Policy.  Since 1989, the Company has not represented that it is involved in any business other than the production and sale of natural sodium bicarbonate and other natural resources.  In its annual reports to shareholders and other public reports and statements the Company consistently described its current and contemplated activities as being focused on the sodium bicarbonate business.  The Company, in its annual reports and other Commission filings, and on its Internet web site, www.ameralia.com, consistently represented itself to its shareholders and the public as a company involved in the production and sale of natural sodium bicarbonate.

For example, in AmerAlia’s Report on Form 10-Q for the quarter ended Septemer 30, 2008, the Company stated “our business is to participate in the management and development of the natural sodium bicarbonate resources and water rights owned by Natural Soda Holdings, Inc. and its subsidiary, Natural Soda, Inc.”  AmerAlia’s annual report on Form 10-KSB for the fiscal year ended June 30, 2008 discussed in significant detail its sodium leases and operations, its sodium bicarbonate business including its production cavities and solution mining, its processing plan, its marketing arrangements and the sodium bicarbonate market.  Note 1 to the Company’s audited Consolidated Financial Statements stated “[t]he Company uses solution mining to recover sodium bicarbonate for sale to the animal feed, human food, pharmaceutical, personal products and industrial uses, including for flue gas desulfurization.”  In addition to its focus on the sodium bicarbonate business NSI owns numerous water rights in Colorado and through NSHI and NSI intends to apply for an oil shale research lease or commercial oil shale lease covering a part or all of the areas contained within the boundaries of the Company’s sodium leases.  The Company has made no statements that would lead a reasonable person to conclude that the issuer is in the business of investing, reinvesting or trading in securities.

In light of the foregoing, AmerAlia believes that investors purchased AmerAlia stock during the period because of its historical and potential future growth as a producer and seller of natural sodium bicarbonate and other natural resources, not from an increase in its investment income or capital gains generated from the purchase or sale of its investments.

Officer and Director Activity. AmerAlia has two executive officers, its CEO and its EVP/CFO.  The CEO was the founding Chairman and CEO of AmerAlia in 1984 and has remained in those positions.  The CEO was also the executive chairman of NSI during the period and spent approximately 75% of his time on NSI activities and was a director and president of NSHI until June 2009 when he became vice president.  The CEO led and directed the management team of NSI including production activities, sales, customer service, distribution and HR.  He led business planning and budgeting and managed relationships with government departments and agencies.  The CEO’s background is in accounting and the management of various enterprises including junior mining exploration companies.

The EVP/CFO became involved in the company in an advisory capacity in 1986 and was subsequently appointed EVP/CFO and elected a director in 1989.  The EVP/CFO spent approximately 40% of his time on sodium bicarbonate related activities prior to October 31, 2008 and was primarily involved in financial functions, internal controls and procedures, budgeting, planning and reporting and audits.  During that period, the AmerAlia EVP/CFO was also CFO of NSI.  He was also the CFO of NSHI until June 2009 and he remains CFO of NSI.  The EVP/CFO is qualified in applied chemistry and worked in quality control, production management and corporate financial planning functions before briefly working in the investment advice industry prior to joining AmerAlia as CFO in 1989.

Both officers actively participated in the development of the Rock School lease and its acquisition, followed by the negotiations and acquisition of the sodium bicarbonate operations now held by NSI.

During the period, the Company’s officers spent less than one percent of their time devoted to managing investments, evaluating securities, monitoring cash reserves or short-term securities (or similar investment type activities).  AmerAlia held its reserve funds in a bank checking account pending further investment in the sodium bicarbonate activities.

Primary Control

In Health Communications Services, Inc., SEC No-Action Letter (Apr. 26, 1985), the Staff stated that in order to primarily control an entity, “the degree of the issuer’s control must be greater than that of any other person.”  This determination is essentially one of fact.  While the majority of NSI’s outstanding securities were held by a third party, Sentient, between May 2007 and October 2008, the Company primarily controlled NSI in the following manner:

•	The Company’s officers were the sole officers of NSI, who were responsible for the day to day business operations and business decisions of NSI.

•	The Company’s chief executive officer was one of the two directors on the Board of Directors of NSI, Sentient appointed the other director.

•	NSI’s properties and operations are located in the United States; all Sentient representatives are based outside the United States and did not participate in management of NSI on a day-to-day basis.

•	Finally, appointment of the board of directors and all significant corporate decisions required the approval of both the Company and Sentient.

From March 2004 through October 2008, the Company was a party to the Securityholder Agreement dated March 19, 2004 (the "Agreement") with Sentient.  Pursuant to the Agreement, the board of directors of NSI was to be comprised of the same individuals as the board of directors of NSHI.  The Agreement provided that the board of directors of NSHI would be constituted as follows:

•	two persons nominated by Sentient who shall be reasonably acceptable to AmerAlia,

•	two persons nominated by the Company who shall be reasonably acceptable to Sentient, and

•
one person who shall be an industry representative not affiliated with the Company, NSHI or Sentient who shall be nominated by any securityholder and reasonably acceptable to the Company, NSI and Sentient.

Therefore, neither the Company nor Sentient had the right to designate a majority of the board of directors.

In addition, the Agreement provided that the following actions required the approval of two-thirds of the directors of NSI (meaning that if each party appointed two individuals, neither the directors designated by the Company nor the directors designated by Sentient could approve these actions without the approval of at least one of the directors designated by the other):

•	approval of the annual budget and any amendment thereto;

•	merging, reorganizing, or consolidating with or into another person;

•
transferring 5% or more of the value of NSI's assets outside of the ordinary course of business (which limitation does not prevent NSI from selling its inventory or replacing or upgrading its equipment in the ordinary course of business);

•	borrowing funds in any material amount;

•	entering into any material agreement with an affiliate, regardless of the terms of such agreement;

•	declaring or paying any dividends on its capital stock;

•	approving amendments to any other agreement entered into between the Company, NSHI and NSI;

•	issuing any shares of common stock or any series of preferred stock of NSI (or options, rights, or warrants to acquire common stock, or any series of preferred stock) to any person;

•	approving amendments to agreements with any lender other than those administrative or ministerial in nature;

•	approving a filing under the United States Bankruptcy Code or seek a receivership under any state law;

•	voting to amend the articles of incorporation or bylaws of NSI, or voting to liquidate or dissolve NSI;

•	voting to redeem any outstanding capital stock of NSI;

•	voting to change the terms of any employee benefits, or the change the terms of any employment contract between NSI and any officer of NSI; and

•	waiving any corporate opportunity presented to the board of directors.

Therefore, despite the fact that Sentient had a greater percentage of voting securities in NSI, Sentient and AmerAlia were essentially equal partners in terms of voting control and board representation with each of them having veto power over the other.  In addition, because AmerAlia supplied the officers of NSI and Sentient did not have the right to remove them (since AmerAlia could essentially block such an action), AmerAlia had greater control of NSI than Sentient despite Sentient’s greater voting percentage in NSI.  Further, AmerAlia’s offices are based in Colorado, where the operations of NSI are located.

Income and Asset Tests as set forth in Rule 3a-1.

As of June 30, 2008, no more than 45 percent of the value of the Company’s total assets (exclusive of Government securities and cash items) consisted of, and no more than 45 percent of its net income after taxes for its fiscal year ended June 30, 2008 were derived from, securities other than those specified in Rule 3a-1(a)(1)-(4) above.  For the Staff's convenience, explanations and summary calculations supporting the Company's conclusions are set forth below.

Assets. At June 30, 2008, the Company had total unconsolidated assets (exclusive of Government Securities and cash items) of $18,112,149.  At June 30, 2008, none of its assets related to securities other than securities set forth in Rule 3a-1(a)(1)-(4).  A more detailed breakdown is set forth below.

Assets	As at June 30, 2008

Cash	$43,123

Other bank deposits	42,863

Prepayments & deposits	250,683

Rock School lease	3,895,000

Equity in & loans to NSI	13,966,466

Total assets	$18,198,135

Securities	As at June 30, 2008

U.S. Treasury Securities		$-0-

Cash & other bank deposits		$85,986

Loans to NSI		$601,423

Municipal Bonds		$-0-

Equity in NSI		$13,365,043

Total securities		$14,052,452

Less U.S. Treasury Securities and Municipal Bonds	$	(-0-)

Less Cash and bank deposits		$(85,986)

Less loans to NSI		$(601,423)

Less equity in NSI		$(13,365,043)

Total “Investment Securities”		$-0-

Net Income. For the fiscal year ended on June 30, 2008, the Company had a net loss (before and after taxes) of $46,352,377.  At June 30, 2008, the Company had no net income after taxes for its fiscal year ended June 30, 2008 related to securities other than securities set forth in Rule 3a-1(a)(1)-(4).  In DRX, Inc. SEC No-Action Letter (June 28, 1988), the Staff discussed the application of Rule 3a-1 in the context of an issuer with a net loss.  “While the rule quantifies these two factors [the asset and income test], suggesting that the rule is mechanical in its application, we believe that the Commission's intent was to focus on activities that generate revenue for the company. Whether the net result is positive or negative, the purpose is to review the company's day-to-day activities by looking at its sources of income. The mere existence of a net loss does not eliminate the importance of determining whether a company's activities are primarily related to investing in securities or operating a business.”

A breakdown of the Company’s income and expenses, on an unconsolidated basis (other than wholly-owned subsidiaries), is set forth below.

Income:	Year ended June 30, 2008

Other income (write back of expense provisions)	16,000

Bank interest	1,942

Total income	17,942

Expenses:

General & administrative	911,921

Depreciation & amortization	4,000

Interest expenses & financing costs(1)	45,157,287

Minority interest in NSI	297,111

Total expenses	46,370,319

Net loss	46,352,377

(1) These interest expenses and financing costs relate primarily to debt incurred in connection with the acquisition and development of sodium bicarbonate propertes.

NSI is not an Investment Company.

NSI is an entity which is not an investment company under Rule 3a-1(4)(iii).  It is an operating company devoted to the manufacturing, sale and distribution of sodium bicarbonate and other natural resources.

Conclusion

As discussed above, NSI is not an investment company, but is a company devoted to the manufacture, sale and distribution of sodium bicarbonate and other natural resources.  Based on the Company having primary control of NSI within the meaning of Rule 3a-1(a)(4) through its wholly-owned subsidiary, NSHI, and meeting the 45% net asset and net income tests under Rule 3a-1, the Company believes that it met the exemption under Rule 3a-1 and, therefore, was not an investment company under the definitions under the 1940 Act from May 2007 through October 2008.

1940 Act Analysis for Period following October 2008

As discussed in detail below, the Company does not believe that it is an investment company for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”) during the period after October, 2008.  The Company neither holds itself out in its public filings or otherwise as being engaged or proposing to engage in the business of investing, reinvesting or trading in securities within the meaning of paragraph (A) of Section 3(a)(1).

Because the restructuring transaction in October 2008 may have resulted in the Company meeting the technical definition of an investment company, the Company determined in a board meeting in October 2008 to, within one year of the restructuring transaction, negotiate a restructuring of its ownership structure so as to maintain an exemption under the 1940 Act.  The Company’s determination to enter into a restructuring within one year was based on the one-year period provided by the Transient Investment Company exemption under Rule 3a-2 of the 1940 Act.

Rule 3a-2 of the 1940 Act provides in relevant part that inadvertent or transient investment companies will not be treated as investment companies subject to the provisions of the 1940 Act provided the issuer has the requisite intent to be engaged primarily, as soon as reasonably possible (and in any event by the termination of one year), in a business other than that of investing, reinvesting, owning, holding or trading in securities and that such intent is evidenced by the issuer’s business activities and appropriate resolution of the board.  Pursuant to Rule 3a-2, the one year period commences on the earlier of (i) the date on which an issuer owns securities and/or cash having a value exceeding 50 percent of the value of such issuer's total assets on either a consolidated or unconsolidated basis; or (ii) the date on which an issuer owns or proposes to acquire investment securities (as defined in section 3(a) of the 1940 Act) having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The Company understands that the one year period under Rule 3a-2 is based on the definition of investment securities in Section 3(a) of the 1940 Act, not a loss of exemption provided by Rule 3a-1.  However, in the past, the Staff has permitted companies to rely on Rule 3a-2, even though they had been relying upon exemptions other than Section 3(a) of the 1940 Act.  See OnePoint Communications Corp. and OnePoint Communications, LLC, SEC No-Action Letter (June 12, 1998) (permitting a company to commence its one-year period on the date that the company was unable to continue to rely on Section 3(c)(1)).  See also Advance Ross Corp., 1940 Act Release No. 18002 (Feb. 19, 1991)(Order) and 1940 Act Release No. 17955 (Jan. 22, 1991)(Application) (granting an exemption from the 1940 Act past the one-year period to a company that had been relying on Rule 3a-2 after it was no longer able to rely on Rule 3a-1 and had been unable to find an acquisition during the one year period).

The Company and Sentient have discussed potential transactions to restructure the Company’s holdings to allow the Company to avoid registration under the 1940 Act, but any such transaction must be structured to avoid negative tax impacts to both Sentient and the Company.  If a restructuring cannot be agreed on or completed, the Company intends to file with the SEC an application for an order under Section 3(b)(2) requesting an exemption for the Company from registration as an investment company.

Thank you for reviewing the foregoing letter.  If you have any questions, please feel free to contact me at (720) 876-2373 or our counsel, Michael Weiner, at (303) 352-1156.

Sincerely

/s/ Robert van Mourik
CHIEF FINANCIAL OFFICER